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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             McAfee.com Corporation
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                                (Name of Issuer)


                              Class A Common Stock
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                         (Title of Class of Securities)


                                   579062 100
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                                 (CUSIP Number)


                                 George Samenuk
                           Networks Associates, Inc.
                              3965 Freedom Circle
                             Santa Clara, CA 95054
                                 (408) 988-3832
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 25, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 579062 100
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Networks Associates Inc. (I.R.S. employer identification number 77-0316593)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
    (a) [ ]
    (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not applicable
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                36,000,000* shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                36,000,000 shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,0000,000 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     75.0%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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        * Generally, each holder of the Issuer's Class A Common Stock is entitled to one vote per share and each holder of the Issuer's Class B Common Stock is entitled to three votes per share.


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ITEM 1.  SECURITY AND ISSUER

        This Schedule 13D relates to the Class A Common Stock of McAfee.com Corporation ("McAfee.com"). The principal business address of the Issuer is 535 Oakmead Parkway, Sunnyvale, California 94085.

ITEM 2.  IDENTITY AND BACKGROUND

       This Statement is being filed by Networks Associates, Inc. ("NAI"). NAI is a corporation organized under the laws of the State of Delaware and is principally engaged in the business of the development, marketing and sale of software products. The principal business address is 3965 Freedom Circle, Santa Clara, California 95054.

       Reference is made to the commencement on March 29, 2002, by NAI of an exchange offer by which NAI intended to acquire each of the outstanding shares of McAfee.com Class A Common Stock in exchange for 0.675 of a share of NAI common stock. NAI subsequently amended its exchange offer on April 10, 2002 and increased the exchange ratio of its offer to 0.78 of a share of NAI common stock.

       On April 25, 2002, NAI announced the withdrawal of the exchange offer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Not applicable.

ITEM 4:  PURPOSE OF TRANSACTION

       Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Schedule, NAI beneficially owns 36,000,000 shares of McAfee.com Class B Common Stock, which shares are convertible into 36,000,000 shares of McAfee.com Class A Common Stock. The NAI holdings represent 75.0% of the outstanding shares of McAfee.com Class A Common Stock.

         (b)  Sole Voting Power:                 36,000,000 shares of Class B Common Stock*
              Shared Voting Power:               0 shares
              Sole Dispositive Power:            36,000,000 shares of Class B Common Stock*
              Shared Dispositive Power:          0 shares

         (c) NAI has not effected any other transactions in the shares of McAfee.com Class A Common Stock during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       See Item 2 above.


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     * Generally, each holder of the Issuer's Class A Common Stock is entitled to one vote per share and each holder of the Issuer's Class B Common Stock is entitled to three votes per share.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       None.

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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2002
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Date

/s/ GEORGE SAMENUK
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Signature

George Samenuk
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Name

Chairman and Chief Executive Officer
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Title



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




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